Issuer Free-Writing Prospectus Filed Pursuant to Rule 433

Dated April 28, 2010

Registration Statement No. 333-155601

Media Contact:	Ginger L. Adamiak	Phone: (816) 983-1501
gadamiak@kcsouthern.com

KCS Announces Pricing of Common Stock Offering

Kansas City, Missouri – April 28, 2010 – Kansas City Southern (“KCS” or the “Company”) (NYSE: KSU) today announced the pricing of an underwritten public offering of 5,016,722 shares of its common stock at a price to the public of $39.00 per share. The Company has granted the underwriters a 30-day option to purchase up to an additional 752,508 shares of its common stock to cover overallotments, if any. The Company expects to receive net proceeds, after deducting the underwriting discount and estimated offering expenses, of approximately $186.8 million from the offering, or $214.9 million if the underwriters exercise their overallotment option in full. BofA Merrill Lynch and J.P. Morgan are acting as the joint book-runners for the common stock offering. The offering is expected to close on May 4, 2010, subject to customary closing conditions.

The Company intends to use the net proceeds from the sale of the common stock, together with approximately $106.6 million of other available cash, to redeem (i) $66.5 million principal amount of the 13.0% Senior Notes due 2013 issued by its subsidiary The Kansas City Railway Company for a total redemption price of $75.1 million, (ii) $70.0 million principal amount of the 12.5% Senior Notes due 2016 issued by its subsidiary Kansas City Southern de Mexico, S.A. de C.V. (“KCSM”) for a total redemption price of $78.8 million and (iii) $136.3 million principal amount of the 9.375% Senior Notes due 2012 issued by KCSM for a total redemption price of $139.5 million, as well as pay the expenses associated with such redemptions. The Company intends to use the net proceeds from any exercise of the overallotment option to redeem additional principal amounts of the 9.375% Senior Notes due 2012 issued by KCSM.

By reducing its debt principal amount by approximately $272.8 million ($300.2 million if the over-allotment option is exercised in full), KCS will reduce annual interest payments by $34.3 million ($36.7 million if the overallotment option is exercised in full) and improve its leverage ratio.

The Company has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 866-500-5408 or J.P. Morgan at 866-803-9204.

Headquartered in Kansas City, Mo., Kansas City Southern is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. Kansas City Southern's North American rail holdings and strategic alliances are primary components of a NAFTA Railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada.

This press release may include statements concerning potential future events involving KCS and its subsidiaries, which could materially differ from the events that actually occur. The differences could be caused by a number of factors including those factors identified in the "Risk Factors" and the "Cautionary Information" sections of KCS' Form 10-K for the most recently ended fiscal year, filed by KCS with the Securities and Exchange Commission (SEC) (Commission file no. 1-4717). KCS will not update any forward-looking statements in this press release to reflect future events or developments.

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